NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08040653

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2008

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

Re: The Boeing Company
Incoming letter dated December 21, 2007

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Boeing by Edward P. Olson. We also have received a letter from the proponent dated January 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

December 21, 2007

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

BOEING

Re: Shareholder Proposal Concerning Shareholder Action by Written Consent Submitted by Edward P. Olson for Inclusion in The Boeing Company 2008 Proxy Statement

Dear Sir or Madam:

On November 22, 2007, The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"), received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Edward P. Olson (the "***Proponent***") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2008 Annual Meeting (the "***2008 Proxy Statement***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from the 2008 Proxy Statement and form of proxy (the "***2008 Proxy Materials***").

In accordance with Rule 14a-8(j), we hereby file six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. The Company presently intends to file its definitive 2008 Proxy Materials on March 14, 2008, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2008 Proxy Statement with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence with the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B**.

The Proposal

The Proposal relates to stockholder action by written consent and states, in relevant part:

> *RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent.*

Summary of Basis for Exclusion

We believe that Boeing may properly exclude the Proposal from the 2008 Proxy Materials:

- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation; and

- Pursuant to Rule 14a-8(i)(6), because the Company lacks the power to implement the Proposal.

Analysis

I. The Proposal May Be Omitted Because It Would, if Implemented, Cause the Company to Violate Delaware Law

The Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate Delaware law.[1] As more fully described in the opinion of the Delaware law firm of Richards, Layton & Finger, P.A. (the "***Delaware Law Opinion***"), attached to this letter as **Exhibit C**, implementation of the Proposal would cause the Company's Board of Directors (the "***Board***") either to:

> A) violate the Delaware General Corporation Law (the "***DGCL***") by adopting a bylaw that would be inconsistent with the Company's Amended and Restated Certificate of Incorporation (the "***Certificate***"), or
>
> B) violate the DGCL by unilaterally adopting an amendment to the Certificate, which under the DGCL requires both board and stockholder action.

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[1] *See* 17 C.F.R. § 240.14a-8(i)(2) (permitting a company to exclude a proposal that would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject").

A. The Proposal Asks the Board to Adopt a Bylaw That Violates the DGCL

Section 228 of the DGCL provides a default right for stockholders to act by written consent without a meeting, unless such right is limited by a corporation's certificate of incorporation, as follows:

> (a) Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

A corporation may not deny or limit stockholders' right to act by written consent through a bylaw; rather, per the introductory clause of section 228(a) of the DGCL, any such limitation must be contained in the certificate of incorporation.[2]

The Company's Certificate limits the ability of the Company's stockholders to act by written consent. Article Eighth of the Certificate provides that stockholders may not act by written consent "unless such action shall have been submitted to the stockholders after approval by the affirmative vote of a majority of the Continuing Directors" (the "***Board Approval Requirement***"). A copy of the Certificate is attached to this letter as **Exhibit D**. The Board currently consists entirely of Continuing Directors.[3] Accordingly, since the Certificate is currently more restrictive of the stockholders' right to act by written consent than the DGCL, implementing the Proposal would require an amendment to the Certificate to remove the additional requirement that the action be approved and submitted to the stockholders by the Continuing Directors.

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[2] *See Allen v. Prime Computer, Inc.*, 540 A.2d 417, 420 (Del. 1988). The Company's By-Laws do not purport to either limit or enable stockholders to act by written consent. Under Delaware law, a corporation may adopt a bylaw that merely "impose[s] minimal essential provisions for ministerial review of the validity of the action taken by shareholder consent." *Datapoint Corp. v. Plaza Sec. Co.*, 496 A.2d 1031, 1036 (Del. 1985). Consistent with Delaware law, Article I, Section 10 of the Company's By-Laws tracks the statutory procedural requirements contained in subsections (c) to (e) of section 228 of the DGCL for stockholder action by written consent. A copy of the relevant sections of the Company's By-Laws is attached to this letter as **Exhibit E.**

[3] Under Article Eighth of the Certificate, a Continuing Director is "a member of the Board of Directors of the Corporation who was a director prior to May 5, 2004, or any director who was recommended for election or elected by the Continuing Directors." The following directors joined the Board after May 5, 2004 but are Continuing Directors because they were recommended for election by the Continuing Directors: Arthur D. Collins Jr. (2007), William M. Daley (2006), General James L. Jones (2007), Edward M. Liddy (2007), and Mike S. Zafirovski (2004).

As explained more fully below, Delaware law requires board and stockholder approval to amend the Certificate. *See* 8 Del. Code § 242(b)(1). The Board cannot evade this joint approval requirement by amending the By-Laws to provide for a rule contrary to the Certificate. Moreover, Delaware law expressly prohibits adoption of bylaws that contradict a corporation's certificate of incorporation. *See* 8 Del. Code § 109(b) ("The bylaws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). As noted by Delaware counsel in the Delaware Law Opinion:

> In light of the express limitations on stockholder action by written consent set forth in the Certificate of Incorporation, there is no action the Board of the Company (the "Board") can lawfully take to amend it s "bylaws and any other appropriate governing documents" to remove such limitations, as contemplated by the proposal. Any bylaw or policy adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void.

The Staff has employed Rule 14a-8(i)(2) (and its predecessor provision) as a basis for not recommending enforcement action where a proposal is excluded because it urges the adoption of a bylaw that is contrary to the certificate of incorporation. *See Northrop Grumman Corp.*, SEC No-Action Letter, 2007 WL 817461 (Mar. 13, 2007) (declining to recommend enforcement action regarding omission of a proposal to amend the bylaws to give holders of 10% to 25% of the outstanding common stock the power to call a special stockholder meeting because such a bylaw would conflict with the certificate of incorporation that specified that only the board and the chairman of the board may call a special meeting of stockholders); *AlliedSignal, Inc.*, SEC No-Action Letter, 1999 WL 44511 (Jan. 29, 1999) (declining to recommend enforcement action regarding omission of a proposed bylaw that would require a simple majority vote in order for stockholders to take action on all matters because such bylaw would conflict with the provisions in the certificate of incorporation and the DGCL that require a greater vote on certain actions); *Weirton Steel Corp.*, SEC No-Action Letter, 1995 WL 107126 (Mar. 14, 1995), *confirmed*, 1995 WL 150685 (Apr. 3, 1995) (declining to recommend enforcement action regarding omission of a proposal asking stockholders to amend the bylaws to allow stockholders to fill director vacancies because the certificate of incorporation provided that only directors could fill such vacancies); *Radiation Care, Inc.*, SEC No-Action Letter, 1994 WL 714997 (Dec. 22, 1994) (declining to recommend enforcement action regarding omission of a proposed bylaw that was of "questionable validity" because it specified, contrary to a provision in the certificate of incorporation, that such bylaw could be amended only by stockholders).[4] Because the Proposal

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[4] The Company recognizes that, in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt bylaws that, counsel argued, would, among other things, violate Delaware law because the proposed bylaws were inconsistent with the certificate of incorporation. *Alaska Air Group*, Inc., SEC No-Action Letter, 2005 WL 678878 (Mar. 17, 2005); *Alaska Air Group, Inc.*, SEC No-Action Letter, 2005 WL 678895 (Mar. 17, 2005); *Lucent Technologies Inc.*, SEC No-Action Letter, 2001 WL 1381607 (Nov. 6,

requests implementation of a bylaw that clearly contradicts the Certificate, it should likewise be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2).

B. The Proposal Asks the Board to Unilaterally Amend the Certificate in Violation of the DGCL

The Proposal requests Board implementation through an amendment to the Company's "bylaws and any other appropriate governing documents." As noted above, under the DGCL, the Proposal may not be implemented through a bylaw that conflicts with the Certificate. However, even if the Proposal is deemed to request that the Board amend the Certificate to remove any additional requirements for stockholder action by written consent not found in the DGCL (namely, the Board Approval Requirement), the Proposal would still violate the DGCL because the Board may not unilaterally adopt such an amendment.

Pursuant to Section 242 of the DGCL, in order for the Company to amend its Certificate, the Board must adopt a resolution setting forth the proposed amendment, declare the advisability of the amendment and call a meeting at which the stockholders affirmatively vote in favor of the amendment in accordance with Section 242. *See Stroud v. Grace*, 606 A.2d 75, 93 (Del. 1992). The Proposal is not consistent with the DGCL because an amendment to the Certificate may not be effected solely by the Board, but must be approved by the stockholders. The Staff has granted relief for a nearly identical proposal under identical circumstances. In *Burlington Resources Inc.*, SEC No-Action Letter, 2003 WL 354930 (Feb. 7, 2003), a shareholder submitted a proposal requesting the board of directors to amend the corporation's certificate of incorporation to give shareholders the right to take action by written consent and to call special meetings. However, under the DGCL, the board of directors could not unilaterally amend the corporation's certificate of incorporation, absent the subsequent approval by the corporation's shareholders. In *Burlington Resources*, any attempt by the board of directors to implement the proposal through a unilateral amendment to the company's certificate of incorporation would have resulted in a violation of the DGCL, and the proposal was therefore excludable under Rules 14a-8(i)(2) and 14a-8(i)(6). *See also Xerox Corp.*, SEC No-Action Letter, 2004 WL 351809 (February 23, 2004) (Staff granted the corporation's no-action request to exclude the proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) under circumstances similar to those in Burlington Resources)..

2001). The Company notes, however, that these no-action requests do not appear to have been supported by opinions from members of the Delaware bar and that, in its responses to these requests, the Staff concluded specifically that the company had not "<u>met its burden</u> of establishing that the proposal would violate applicable state law." (Emphasis added.) In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Because its request is based on an opinion of Delaware counsel, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see Northrop Grumman, AlliedSignal, Weirton Steel* and *Radiation Care, supra*) rather than deny such relief on the basis of the Alaska Air Group, Inc. and Lucent Technologies Inc. no-action letters. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (noting that, in assessing how much weight to afford an opinion of counsel, the Staff considers whether counsel is licensed to practice in the jurisdiction whose law is at issue in the opinion).

Based on the foregoing, the Proposal, if implemented, would cause the Company to violate Delaware law, and the Proposal may, therefore, properly be excluded under Rule 14a-8(i)(2).

II. The Proposal May Be Omitted Because the Company Lacks the Power to Implement It

The Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the authority to implement it.[5] As described more fully in the Delaware Law Opinion, there is no action the Board can lawfully take to amend the Company's "bylaws and any other appropriate governing documents" to implement the Proposal.

The Staff has consistently stated that, if implementing a shareholder proposal would result in the violation of law, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. *See, e.g., Burlington Resources* (proposal to require the board of directors to amend the certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate Delaware law); *Xerox Corporation* (proposal to require the board of directors to amend the certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate New York law).

Here, the Company cannot implement the Proposal through a bylaw that conflicts with the Certificate. In addition, the Board does not have the power and authority to unilaterally amend the Certificate to remove the Board Approval Requirement. In accordance with the DGCL and the Certificate, an amendment to the Certificate to effect the Proposal may only be implemented after the Board has adopted the amendment, declared it advisable and then submitted it to the stockholders for adoption. The Board has no power or authority to effect the Proposal absent the requisite stockholder vote and the Proposal may be properly excluded from the Proxy Materials.

III. The Proponent Should Not Be Permitted to Revise The Proposal

Although the Company recognizes that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[6] the Company asks that the Staff not grant the Proponent an opportunity to return to the drawing board to correct the numerous flaws in the Proposal. The Proposal contains at least two fundamental errors:

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[5] *See* 17 C.F.R. § 240.14a-8(i)(6) (permitting a company to exclude a proposal if "the company would lack the power or authority to implement" such proposal).

[6] Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 15, 2004).

- The Proposal fails to recognize that the proposed bylaw is inconsistent with the Certificate and would therefore be invalid; and

- The Proposal fails to recognize that an amendment to the Certificate to remove the Board Approval Requirement cannot be implemented by the Board alone and that therefore such an amendment would be invalid.

The deficiencies in the Proposal are far from "minor in nature" and would require the Proponent to significantly change the Proposal to make it comply with Rule 14a-8.

The Proponent had ample time to draft a resolution that complies with the proxy rules before the 120-day deadline set forth in Rule 14a-8(e) expired. In fact, the Proponent has demonstrated that he knows how to craft a proposal to request Board action to initiate a process to amend the Company's Certificate when the Board cannot take such action unilaterally. The Proponent submitted a proposal for inclusion in the Company's 2005 Proxy Statement regarding the supermajority voting provisions that formerly appeared in the Company's charter documents, asking the Board to "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote—to the greatest extent possible." *The Boeing Co.*, SEC No-Action Letter, 2005 WL 326906 (Feb. 7, 2005). Proposals submitted by the Proponent to the Company before 2005 also contained broad "necessary steps" or similar language that would have been appropriate under Delaware law. See, e.g., *The Boeing Co.*, SEC No-Action Letter, 2003 WL 942791 (Feb. 26, 2003); *The Boeing Co.*, SEC No-Action Letter, 2001 WL 128091 (Feb. 06, 2001); *The Boeing Co.*, SEC No-Action Letter, 1998 WL 75825 (Feb. 18, 1998).

In this instance, however, the Proponent chose not to draft this Proposal with the appropriate language. Neither the Company nor the Staff should be forced to serve as legal editor for the Proponent. Because the changes required to comply with Rule 14a-8 would entail a significant revision that substantively alters the Proposal, the Company requests that the Staff agree that the Proposal should be omitted from the Proxy Materials entirely. *See Northrop Grumman, supra.*

* * * * *

For the foregoing reasons, we believe the Proposal may be omitted from the 2008 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Michael F. Lohr
Corporate Secretary

enclosures

cc: Edward P. Olson

EXHIBIT A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the meeting.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Edward P. Olson

11/20/07
Date

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Our current limitation on shareholders' rights to act by written consent, that are stricter than the rules set by state law, are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a transaction or obtaining control of the board that could result in a higher stock price.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated with a reduction in shareholder value

Please encourage our Board to adopt this higher standard.

[Submitted by Edward P. Olson, November 2007]

EXHIBIT B

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

BOEING

November 28, 2007

VIA OVERNIGHT COURIER

COPY

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Re: Shareholder Proposal Concerning Shareholder Action by Written Consent

Dear Mr. Olson:

On November 22, 2007, we received your shareholder proposal concerning shareholder action by written consent, which was submitted for inclusion in our 2008 proxy statement. We appreciate your interest in this issue.

The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are a registered shareholder of only 2 shares of our stock. If you are a non-registered shareholder or "beneficial holder," of the balance of your shares, Proxy Rule 14a-8(b)(2) requires that you demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R. Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

03000-0213/LEGAL13757353.1

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

PACIFIC WEST
FINANCIAL GROUP

November 29, 2007

To Whom It May Concern:

Please be advised that Edward P Olson owns 100 shares of Boeing stock in his brokerage account with us and the position is held in street name within the account. He has continuously owned this position since April of 2000.

Sincerely,

Ryan Hixon
COO

Corporate Office Phone: 425.271.2550 Fax: 425.255.8567
555 South Renton Village Place, Suite 700
Renton, Washington 98057
PO Box 860, Renton, Washington 98057

EXHIBIT C

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 18, 2007

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: Stockholder Proposal Submitted by Edward P. Olson

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Edward P. Olson (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 5, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended and restated on August 28, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

Section 228(a) of the General Corporation Law addresses action by written consent by stockholders in lieu of a meeting and provides:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a

> corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

8 Del. C. § 228(a) (emphasis added). Thus, Section 228 of the General Corporation Law provides stockholders of a Delaware corporation with the right to act by written consent to the extent such right is not limited or eliminated in the certificate of incorporation of the corporation. See, e.g., 2 Ernest L. Folk, Folk on the Delaware General Corporation Law, §228.3 (5th ed. 2006) ("a certificate of incorporation could forbid...the use of the Section 228 written consent procedure altogether."); Allen v. Prime Computer, Inc., 540 A.2d 417, 420 (Del. 1988) ("Section 228 makes clear [that] the exercise of the right to act immediately by majority written consent may be modified or eliminated only by the certificate of incorporation.").

Here, Article EIGHTH of the Certificate of Incorporation specifically prohibits, except in limited circumstances, the stockholders of the Company from acting by written consent in lieu of a meeting. Specifically, Article EIGHTH provides:

> Any action by stockholders of the Corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action unless such action shall have been submitted to the stockholders after approval by the affirmative vote of a majority of the Continuing Directors.

In light of the express limitations on stockholder action by written consent set forth in the Certificate of Incorporation, there is no action the Board of Directors of the Company (the "Board") can lawfully take to amend its "bylaws and any other appropriate governing documents" to remove such limitations, as contemplated by the Proposal. Any bylaw or policy adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void. See 8 Del. C. § 109(b) (stating that bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation"); see also Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("a corporation's bylaws may never contradict its certificate of incorporation").

Moreover, because the Certificate of Incorporation expressly restricts stockholder action by written consent, the Board would be required to amend the Certificate of Incorporation to modify or eliminate Article EIGHTH thereof in order to implement the Proposal. Under the General Corporation Law, the Board may not unilaterally amend the Certificate of Incorporation, because any such amendment could only be effected through an amendment to the Certificate of Incorporation adopted in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. See 8 Del. C. § 242.

In summary, the Board cannot amend the Company's "bylaws and other governing documents" as contemplated by the Proposal because removing the current restrictions on stockholder action by written consent would require an amendment to the Certificate of Incorporation. The Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation to remove the restrictions on stockholder action by written consent. Moreover, any bylaw or board adopted policy purporting to remove such restrictions violates the Certificate of Incorporation and would therefore be void.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

EXHIBIT D

THE BOEING COMPANY

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

THE BOEING COMPANY, a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on July 19, 1934, and the name under which it was originally incorporated is Boeing Airplane Company.

2. The following Amended and Restated Certificate of Incorporation was duly proposed by the Corporation's Board of Directors and adopted by the Corporation's stockholders in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware:

FIRST: The name of the Corporation is THE BOEING COMPANY.

SECOND: Its registered office or place of business in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent is Corporation Service Company, and the address of said registered agent is 2711 Centerville Road, Suite 400, in said City of Wilmington.

THIRD: The nature of the business, or objects or purposes to be transacted, promoted, or carried on, are those necessary to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock of all classes which the Corporation shall have authority to issue is 1,220,000,000 shares, of which 20,000,000 shares shall be Preferred Stock of the par value of $1 each (hereinafter called "Preferred Stock") and 1,200,000,000 shares shall be Common Stock of the par value of $5 each (hereinafter called "Common Stock").

The designations and the powers, preferences, and rights and the qualifications, limitations, or restrictions thereof of the shares of each class are as follows:

1. The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors of the Corporation, subject to the provisions of this Article FOURTH and to the limitations prescribed by law, to authorize the issue of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issue of such series the voting powers, full or limited, if any, of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights and the qualifications, limitations, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include but not be limited to the determination or fixing of the following:

(a) The designation of such series.

(b) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividends shall be cumulative or noncumulative.

(c) Whether the shares of such series shall be subject to redemption by the Corporation and, if made subject to such redemption, the times, prices, and other terms and conditions of such redemption.

(d) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series.

(e) Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange.

(f) The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise.

(g) The restrictions, if any, on the issue or reissue of any additional Preferred Stock.

(h) The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation.

3. Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, the holders of any such series shall have no voting power whatsoever. Subject to such restrictions as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, any amendment to the Certificate of Incorporation which shall increase or decrease the authorized stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of the stock of the Corporation entitled to vote for the election of directors ("Voting Stock").

4. No holder of stock of any class of the Corporation shall have, as such holder, any preemptive or preferential right of subscription to any stock of any class of the Corporation or to any obligations convertible into stock of the Corporation, issued or sold, or to any right of subscription to, or to any warrant or option for the purchase of any thereof, other than such (if any) as the Board of Directors of the Corporation, in its discretion, may determine from time to time.

5. The Corporation may from time to time issue and dispose of any of the authorized and unissued shares of Common Stock or of Preferred Stock for such consideration not less than its par value, as may be fixed from time to time by the Board of Directors, without action by the stockholders. The Board of Directors may provide for payment therefor to be received by the Corporation in cash, property, or services. Any and all such shares of the Preferred or Common Stock of the Corporation the issuance of which has been so authorized, and for which consideration so fixed by the Board of Directors has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon.

6. Effective as of August 1, 1966, the stock of the Corporation is changed to eliminate all fractions of one share that may then exist. In lieu of each such fraction of one share there is created a money obligation of the Corporation in an amount equal to said fraction multiplied by the closing price per share of such stock on the New York Stock Exchange on August 1, 1966, such amount to be paid by the Corporation after such date to the person or persons entitled thereto conditioned only upon the surrender of the fractional share certificate to the Corporation's Transfer Agent. No money obligation or payment provided for in this paragraph shall be a charge upon or against the capital stock account of the Corporation.

FIFTH: The minimum amount of capital with which the Corporation will commence business is One Thousand Dollars.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts.

EIGHTH: Any action by stockholders of the Corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action unless such action shall have been submitted to the stockholders after approval by the affirmative vote of a majority of the Continuing Directors. For purposes of Article EIGHTH and Article TENTH hereof and Articles I, II and VIII of the By-Laws of the Corporation, the following definitions shall apply:

1. A "Continuing Director" is a member of the Board of Directors of the Corporation who was a director prior to May 5, 2004, or any director who was recommended for election or elected by the Continuing Directors. Any action to be taken by the Continuing Directors shall require the affirmative vote of a majority of the Continuing Directors.
2. An "Interested Stockholder" is a Person other than the Corporation who is the beneficial owner of ten

percent or more of the Voting Stock as defined in Article FOURTH of the Certificate of Incorporation. For purposes of determining whether a Person is an Interested Stockholder (i) the number of shares of Voting Stock deemed to be owned by the Interested Stockholder shall include shares deemed owned through application of the preceding sentence together with Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise and (ii) the number of shares of Voting Stock deemed to be outstanding shall not include any shares of Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise.

3. A "Person" is a natural person or a legal entity of any kind, together with any Affiliate of such person or entity, or any person or entity with whom such person, entity, or an Affiliate has any agreement or understanding relating to acquiring, voting, holding, or disposing of Voting Stock. "Affiliate" and "beneficial owner" are used herein as defined in Rule 12b-2 and Rule 13d-3, respectively, under the Securities Exchange Act of 1934 as in effect on the date of approval of this paragraph by the stockholders of the Corporation. The term "Affiliate" as used herein shall exclude the Corporation, but shall include the definition of "associate" as contained in said Rule 12b-2.

NINTH: Subject to the provisions of the laws of the State of Delaware, the following provisions are adopted for the management of the business and for the conduct of the affairs of the Corporation, and for defining, limiting, and regulating the powers of the Corporation, the directors, and the stockholders:

(a) The books of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

(b) The business of the Corporation shall be managed by its Board of Directors, and the Board of Directors shall have power to exercise all the powers of the Corporation, including (but without limiting the generality hereof) the power to create mortgages upon the whole or any part of the property of the Corporation, real or personal, without any action of or by the stockholders, except as otherwise provided by statute or by the By-Laws.

(c) The number of the directors shall be fixed by the By-Laws, subject to alteration from time to time by amendment of the By-Laws either by the Board of Directors or the stockholders. An increase in the number of directors shall be deemed to create vacancies in the Board, to be filled in the manner provided in the By-Laws. Any director or any officer elected or appointed by the stockholders or by the Board of Directors may be removed in such manner as shall be provided in the By-Laws.

(d) The Board of Directors shall have power to make and alter By-Laws, subject to such restrictions upon the exercise of such power as are contained in this Certificate or the By-Laws.

(e) The Board of Directors shall have power, in its discretion, to fix, determine, and vary from time to time the amount to be retained as surplus and the amount or amounts to be set apart out of any of the funds of the Corporation available for dividends as working capital or a reserve or reserves for any proper purpose, and to abolish any such reserve in the manner in which it was created.

(f) The Board of Directors shall have power, in its discretion, from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the books and accounts of the Corporation, or any of them, other than the stock ledger, shall be open to the inspection of stockholders; and no stockholder shall have any right to inspect any account, book, or document of the Corporation, except as conferred by law or authorized by resolution of the directors or the stockholders.

(g) Upon any sale, exchange, or other disposal of the property and/or assets of the Corporation, payment therefor may be made either to the Corporation or directly to the stockholders in proportion to their interests, upon the surrender of their respective stock certificates, or otherwise, as the Board of Directors may determine.

(h) The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.

(i) In case the Corporation shall enter into any contract or transact any business with one or more of its directors, or with any firm of which any director is a member, or with any corporation or association of which any director is a stockholder, director, or officer, such contract or transaction shall not be invalidated or in any way affected by the fact that such director has or may have an interest therein which is or might be adverse to the interests of the Corporation, even though the vote of such director might have been necessary to obligate the Corporation upon such contract or transaction; provided, that the fact of such interest shall have been disclosed to the other directors or the stockholders of the Corporation, as the case may be, acting upon or with reference to such contract or transaction.

(j) Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three- fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, said compromise or arrangement and said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

TENTH: The Corporation reserves the right to amend, alter, change, add to, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute; and all rights herein conferred are granted subject to this reservation.

ELEVENTH: To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article ELEVENTH shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has signed this Certificate this 5th day of May, 2006.

THE BOEING COMPANY

By: /s/ James C. Johnson

James C. Johnson
Corporate Secretary

EXHIBIT E

The Boeing Company By-Laws
(as amended and restated August 28, 2007)

SECTION 10. **Action by Stockholders Without a Meeting.**

Subject to the provisions of Article NINTH of the Certificate of Incorporation, any action which could be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, are (a) signed by the holders of outstanding stock having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of stockholders. Delivery made to the Corporation's registered office shall be by hand or by certified mail or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation, in the manner required by this Section, within sixty (or the maximum number permitted by applicable law) days of the date of the earliest dated consent delivered to the Corporation in the manner required by this Section 10. The validity of any consent executed by a proxy for a stockholder pursuant to a telegram, cablegram, or other means of electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary of the Corporation. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of the stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Action by Written Consent

Ladies and Gentlemen:

This addresses the Written Consent resolution in the company December 21, 2007 no action request.

There is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

The same or similar "Shareholders recommend that our Board adopt" the topic of another resolution, cumulative voting, was used in cumulative voting resolutions submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same text format used in the cumulative voting resolutions. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent in filing no action requests. This same text then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text of this resolution, "RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt a shareholder right to act by written consent. And that the companies that published the rule 14a-8 resolutions and the shareholders who cast the 6 billion yes-votes similarly understood this "take all the steps in their power" text to be implicit. The resolution text is addressed to the board, which clearly must act first to adopt the resolution.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board *take all the steps in their power* to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Boeing did not give me the opportunity to add similar text and instead filed an 8-page no action request.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt" text format of this proposal to Boeing. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

I am wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *to take all the steps in their power* into "Shareholders ask our board *to take all the steps in their power* to amend our bylaws ..."

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy.

Sincerely,

Edward P. Olson

cc:
Mark Pacioni <Mark.R.Pacioni@boeing.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Boeing may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Boeing to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END